Sector 5, Inc.
2186 Darby Street
Escondido CA 92025

Mr. Craig Arakawa
Securities and Exchange Commission
100 F Street NE
Washington DC 20549

RE:	Sector 5, Inc. Form 8-K Filed May 15, 2013 File No. 333-181742

Comment 1: Form 8-K filed May 15, 2013

Please expand your disclosure to state whether the report of your former auditor on your financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles: and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification to comply with Item 304(a)(1)(ii) of Regulation S-K.

Response:

Our Company was incorporated on April 11, 2012. Our year end is December 31. Our original filings on Form S-1 included audited statements as of April 30, 2012 and for the period April 11, 2012 (date of inception) through April 30, 2012, which were audited by the successor firm, Peter Messineo, CPA (subsequently changed name of registration to Messineo & Co, CPAs, LLC).  Upon his merger into the firm known as DKM Certified Public Accountants (DKM) an 8-K was filed in January 2013 for change to DKM. Subsequent to our audit of December 31, 2012 and for the period April 11, 2012 (date of inception) through December 31, 2012, audited by DKM, the engagement partner, Peter Messineo, CPA, terminated his relationship with DKM. Our filing is for the purpose of notification of change back to the original registered audit firm.

Our filing omitted the above requested disclosure. Our filing of Form 8-K, Amendment 1 includes the following statement:

Item 4.01, (1), b.
DKM's report on the financial statements as of December 31, 2012 and for the period April 11, 2012 (date of inception) through December 31, 2012 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to audit scope or accounting, except that the report contained an explanatory paragraph stating that there was substantial doubt about the Company’s ability to continue as a going concern.

We have included an updated Exhibit 16.1 from the predecessor audit firm of DKM Certified Public Accountants

We acknowledge:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SECTOR 5, INC.

Dated: May 21, 2013	By:	/s/ Jeannie Bacal
JEANNIE BACAL
Chief Executive Officer